UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Cognyte Software Ltd.
(Name of Issuer)

Ordinary Shares, no par value	M25133105
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M25133105	Page 2 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on June 18, 2024).

CUSIP No. M25133105	Page 3 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 4 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC/PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 5 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Ido Nouberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 6 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Victor Shamrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 7 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Tal Yaacobi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.41%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on June 26, 2024 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Cognyte Software Ltd., a company incorporated in Israel (“Cognyte”, the “Company” or the “Issuer”), having its principal executive offices at 33 Maskit Street, Herzliya Pituach 4673333, Israel.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

On June 19, 2024, Messrs. Shamrich and Yaacobi met with Earl Shanks, chairman of the board of directors (the “Board”) of Cognyte, and proposed that the Company nominate Mr. Yaacobi as a director. Mr. Yaacobi followed up on the meeting by providing Mr. Shanks with a copy of his resume. VBF LP believes that Mr. Yaacobi’s experience as an investor, strategic consultant and accountant would assist the Board in achieving its goals and that Mr. Yaacobi’s education and business experience at Cornell University and McKinsey & Co, respectively, as well as his role with Value Base as CEO and managing partner of VBF LP, are well suited to benefit Cognyte, as a U.S. listed Israeli company operating in global markets with a significant investor base both in the U.S. and Israel.

On July 7, 2024, Mr. Shanks informed VBF LP of the Board’s decision to decline the proposal to nominate Mr. Yaacobi as a director.

The Reporting Persons seek to enhance Issuer value and intend to take such actions with respect to their investment in Cognyte as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons intend to engage in discussions with management, the Board, other security holders of the Issuer and other relevant parties to encourage, cause or seek to cause the Issuer or other persons to consider or explore extraordinary corporate and strategic transactions, or any other material changes to the Issuer’s business, corporate structure or corporate governance, including changes in management and/or the composition of the Board.

In addition, subject to the disclosure under Item 6 herein, each of the Reporting Persons may purchase additional Ordinary Shares or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to certain provisions of the law.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

Value Base Fund General Partner Ltd.
By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

Value Base Hedge Fund Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

/s/ Tal Yaacobi
Tal Yaacobi

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.

** Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 3 to the Schedule 13D.

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